UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Financial Security Assurance Holdings Ltd.
Full Name of Registrant

Former Name if Applicable

31 West 52nd Street
Address of Principal Executive Office (Street and Number)

New York, NY 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Financial Security Assurance Holdings Ltd. (the “Company”)  is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense.

Effective January 1, 2009, the Company is subject to Financial Accounting Standards Board Statement of Financial Accounting Standard (“SFAS”) No. 163, “Accounting for Financial Guarantee Insurance Contracts” (“SFAS 163”).  SFAS 163 addresses accounting standards applicable to existing and future financial guaranty insurance and reinsurance contracts issued by insurance companies, including accounting for claims liability measurement and recognition and premium recognition and related disclosures. SFAS 163 requires the Company to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected net cash flows.  The premium earnings methodology under SFAS 163 is based on a constant rate methodology.  SFAS 163 also requires the Company to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guaranty contracts.  The cumulative effect of initially applying SFAS 163 is required to be recognized as an adjustment to the opening balance of retained earnings.

In February 2009, the Company’s ultimate parent, Dexia S.A., through its bank affiliates, entered into agreements assuming credit and liquidity risks associated with the Company’s guaranteed investment contract operations, resulting in the “deconsolidation” of the Company’s subsidiary FSA Asset Management L.L.C. (“FSAM”) from the Company under accounting principles generally accepted in the United States of America.

Due to the demands on the Company’s accounting staff  in connection with implementing SFAS 163 and ensuring that the corresponding internal controls over financial reporting are in place, together with applying the appropriate accounting for the FSAM deconsolidation, the Company is unable to file the Quarterly Report within the prescribed time period without unreasonable effort and expense.

The Company expects to file the Quarterly Report on or prior to May 20, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bruce E. Stern	(212)	339-3482
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the unaudited, draft financial information included herein has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

The Company expects to report net income of between  $5 million and $15 million for the fiscal quarter ended  March 31, 2009, as opposed to a net loss of $421.6 million in the same period of 2008.  The increase is primarily attributable to mark-to-market gains on credit derivatives, partially offset by other than temporary impairment (“OTTI”) charges in the Company’s financial products segment.  The mark-to-market gains were primarily related to changes in the Company’s credit risk.  The Company expects to report total shareholder’s equity of between $2.2 billion and $2.3 billion at March 31, 2009, compared to a shareholder’s deficit of $5.2 billion at December 31, 2008.  The increase is largely attributable to the effects of deconsolidating FSAM.

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Bruce E. Stern
Name: Bruce E. Stern
Title: General Counsel and Managing Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).